PHONE (949) 248-9561                                          FAX (949) 248-1688
                                 LAW OFFICES OF
                                 WILLIAM STOCKER
                     34700 Pacific Coast Highway, Suite 303
                            CAPISTRANO BEACH CA 92624

                                November 18, 1999

David Lee
Terry Hatfield, and
H. Christopher Owings
Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0308

      Re:  Netbanx.com Corp. (the "Company")
           Form 10-SB
           Filed September 16, 1999
           File No. 0-27361


Dear Staff:

     It  has   been   determined   to  be  in  the   best   interests   of  this
Registrant/Company   to  withdraw  its  initial   filing  of  Form  10-SB  above
referenced, and to re-file.

     Aside from the 60 day window imposed by Congress, this Registrant is undergoing substantial changes and should refile with substantially different information.

     The Registrant has also changed its name.

     Should the old Commission file number be used? I would guess not.

     The previous comments will of course be considered and responded to where still applicable and relevant.

                                                 Very Truly Yours,

                                                 /s/ William Stocker

                                                  William Stocker